

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

Via E-mail
Joseph P. Payne
President and Chief Executive Officer
Eloqua Limited
1921 Gallows Road, Suite 250
Vienna, VA 22182

>   **Re: Eloqua Limited**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed November 15, 2011**
>   **File No. 333-176484**

Dear Mr. Payne:

    We have reviewed the above-referenced filing and the related response letter dated November 14, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 25, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Nine Months Ended September 30, 2010 and 2011

Cost of subscription and support revenue, page 65

1.   We note your disclosure that as a percentage of subscription and support revenue, the costs of subscription and support revenue have improved slightly from 19.9% for the nine month period ended September 30, 2010 to 20.2% for the nine month period ended September 30, 2011. Please clarify how an increase in costs as a percentage of revenue is an improvement.

Legal Proceedings, page 101

2.   We refer to prior comments 8 and 9. Given that you are unable to estimate the cost of the litigation and its ultimate resolution at this time, we are unable to concur with your assertion that quantitative disclosure regarding the monetary damages sought by iHance would be misleading to investors. Please tell us in more specific detail the basis for your belief that the relief sought, which you have acknowledged exceeds 10% of your current

assets, is not a material matter required to be disclosed. In addition, please provide us with copies of the complaint and your answer to the complaint for our review.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Christopher J. Austin, Esq.
        Goodwin Procter LLP